Exhibit (a)(1)(x)

Overseas Shipholding Group, Inc.	PRESS RELEASE

For Immediate Release

OVERSEAS SHIPHOLDING GROUP ANNOUNCES APPROXIMATELY 5,656,757 COMMON UNITS OF OSG AMERICA L.P. HAVE BEEN ACCEPTED FOR PURCHASE

OSG Now Owns More than 80% of Outstanding Units Allowing Commencement of Subsequent Offering Period and Exercise of Repurchase Right for Remaining Units Not Tendered

New York — December 7, 2009 — Overseas Shipholding Group, Inc. (NYSE: OSG), a market leader in providing energy transportation services, today announced that as of 11:59 p.m., Eastern time on December 4, 2009, approximately 5,656,757 common units (the “Units”) of OSG America L.P. (“OSG America” or the “Partnership”; NYSE: OSP), including those Units delivered through notices of guaranteed delivery, were validly tendered and accepted for purchase in the tender offer by its wholly owned subsidiary, OSG Bulk Ships, Inc. (“OSG Bulk”).  OSG Bulk has made payment to BNY Mellon Shareowner Services, which is acting as the Depositary in connection with the tender offer, for the accepted Units.

The number of Units validly tendered in the initial offering period satisfies the non-waivable condition that more than 4,003,166 Units be validly tendered, such that OSG owns more than 80% of the outstanding Units, and OSG intends to exercise its right pursuant to Section 15.01 of the amended and restated limited partnership agreement of the Partnership (the “Partnership Agreement”) to purchase all of the remaining Units that were not tendered in the Offer and remain outstanding on December 17, 2009 (the “Repurchase Right”).  OSG will mail to each Unitholder of record who did not tender its Units in the Offer a notice of its election to purchase such Units pursuant to Section 15.01(b) of the Partnership Agreement, and such holder will receive, for each Unit, the price paid by OSG Bulk for the Units in the tender offer.

OSG Bulk has also commenced a subsequent offering period to purchase all Units that continue to remain outstanding.  The subsequent offering period will expire at 5:00 p.m., NYC time, on December 16, 2009.  During the subsequent offering period, OSG Bulk will immediately accept for payment and promptly pay for all validly tendered Units as such Units are tendered.  Unitholders who validly tender during the subsequent offering period will receive, for each Unit, the same price paid by OSG Bulk for the Units during the initial offering period.  OSG does not intend to further extend the deadline for tendering Units and expects to exercise the Repurchase Right on December 17, 2009.

The procedures for tendering Units during the subsequent offering period will be the same as during the initial offering period, including that Unitholders may use the same Letter of Transmittal and Notice of Guaranteed Delivery that were applicable during the initial offering period.  Pursuant to rule 14d-7(a)(2) under the Securities Exchange Act, as amended, Units tendered during the subsequent offering period may not be withdrawn.

Upon expiration of the subsequent offering period and exercise of the Repurchase Right, OSG will own all of the economic interests of the Partnership and will be entitled to all of the benefits resulting from those interests.  In addition, the Units will cease to be listed on the New York Stock Exchange or publicly traded.

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666 Third Avenue, New York, NY 10017

Corporate Communications
Tel: +1 212 578 1699 / Fax: +1 212 578 1670	www.osg.com

NOTICE FOR OSG AMERICA UNITHOLDERS:

This announcement is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell Units.  Holders of Units are advised to read the combined Tender Offer Statement on Schedule TO and Transaction Statement on Schedule 13E-3, as amended, the Offer to Purchase, OSG America’s Solicitation/Recommendation Statement on Schedule 14D-9 and other documents relating to the tender offer that have been or will be filed with the SEC because they contain important information. Anyone may obtain copies of these documents for free at the SEC’s website at www.sec.gov, or by calling Innisfree M&A Incorporated, the Information Agent for the offer, toll free at + 1 888.750.5834.

About OSG

Overseas Shipholding Group, Inc. (NYSE: OSG), a Dow Jones Transportation Index company, is one of the largest publicly traded tanker companies in the world. As a market leader in global energy transportation services for crude oil, petroleum and gas products in the U.S. and International Flag markets, OSG is committed to setting high standards of excellence for its quality, safety and environmental programs. OSG is recognized as one of the world’s most customer-focused marine transportation companies and is headquartered in New York City, NY. More information is available at www.osg.com.

Forward-Looking Statements

This release contains forward-looking statements regarding OSG’s prospects and the impact this may have on OSG and prospects of OSG’s strategy of being a market leader in the segments in which it competes. Factors, risks and uncertainties that could cause actual results to differ from the expectations reflected in these forward-looking statements are described in OSG’s Annual Report for 2008 on Form 10-K.

Contact Information

For more information contact: Jennifer L. Schlueter, Vice President Corporate Communications and Investor Relations, OSG Ship Management, Inc. at +1 212.578.1699.